EXHIBIT 9

David E. Rosewater 212.756.2208	Writer's E-mail Address David.Rosewater@srz.com

April 25, 2013

Via Electronic Mail and FedEx

Potter Anderson Corroon LLP

1313 North Market Street

P.O. Box 951

Wilmington, DE 19899-0951

Attn: John F. Grossbauer

Re: Demand to Inspect Books and Records of VIVUS, Inc.

Dear Mr. Grossbauer:

We are writing on behalf of our client, First Manhattan Co. ("FMC"), in response to your letter dated April 18, 2013 (the "April 18 Letter"), to Neal Stearns on behalf of VIVUS, Inc. (the "Company"), rejecting the demand by an affiliate of FMC to inspect certain books and records of the Company pursuant to Section 220 of the Delaware General Corporation Law (the "Demand"). We disagree with your assertion that the Demand did not set forth a proper purpose to support FMC's right of inspection under Delaware law. The Demand explicitly stated that FMC's purpose for its requests in the Demand was "to determine (i) whether public statements made by the Company are accurate or misleading with respect to the Company's likelihood of success and interest in partnering with a large pharmaceutical company and the prospects for approval of Qnexa in the European Union, and (ii) whether the Board breached its fiduciary duties in connection with trades in the Company's common stock executed by members of the Board," both of which are proper purposes for stockholder inspection of books and records. However, given the Company's history of hiding information that companies in the drug development space typically provide to stockholders instead of providing transparency, it is not surprising that the Company refuses to comply with the disclosure requested in the Demand.

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We are hereby renewing FMC's demand to inspect the books and records originally requested in the Demand and providing additional support that should leave no doubt as to the legitimate interest of stockholders in receiving this information for a proper purpose:

I.	Books and records relating to the Company's failure to obtain EU approval of Qnexa

France was one of the two co-rappateurs that led the Qsymia1 review process. The French co-rappateur was strongly opposed to EU approval of Qsymia due in part to domestic political pressure to reject any new obesity drug following the highly publicized scandal relating to an obesity drug, Mediator, released by the French pharmaceutical company Servier Laboratories, according to the Company.  Given the French co-rappateur’s vigorous opposition to Qsymia’s EU approval, FMC is convinced that the co-rappateur’s concerns related to granting approval must have been articulated in the Committee for Medical Products for Human Use's (the "CHMP") 120 Day List of Questions for Qnexa (the "120-Day Questions"), the 180 Day List of Outstanding Issues (the "LOI") and the Company's corresponding responses.  Obtaining European Union approval would have been of material value to the Company and FMC believes that the Company may have failed to publicly disclose detailed information regarding the 120-Day Questions, the LOI and the Company's corresponding responses, which would have revealed in a more timely manner to stockholders that European Union approval was unlikely to be obtained.  In addition, FMC believes the Company failed to adequately highlight for investors the risks involved with having France as their co-rappateur.

In its Annual Report on Form 10-K for the year ended December 31, 2011 (the "2011 10-K"), the Company provided a brief description of the topics covered by the 120-Day Questions but failed to disclose details regarding the issues raised by the CHMP in the 120-Day Questions. The Company also failed to disclose what was contained in its response to the 120-Day Questions. Similarly, the Company disclosed in the 2011 10-K that it received the LOI from the CHMP in January 2012 and provided a brief description of the requests for additional information contained therein, but failed to disclose any details regarding the issues raised in the LOI or what was contained in the Company's responses to the LOI.

Based on the foregoing, FMC believes that the Company should have known that the European Union approval process for Qysmia was in jeopardy at the time the 2011 10-K was filed, but deliberately failed to include such assessment or any related details in its public disclosure of the 120-Day Questions and LOI. Accordingly, FMC made the demands listed below to uncover particularized facts with respect to the Company's possible violation of the securities laws by failing to make appropriate and timely disclosure and, accordingly, whether the board of directors of the Company (the "Board") breached its fiduciary duties.

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1 Qnexa is currently sold in the United States under the trade name Qsymia and is currently labeled with the trade name Qsiva in the European Union. All references to Qnexa, Qsymia and Qsiva herein are intended to reference the product generally and are not limited to the product as it was or currently is marketed in any particular geographic region.

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Based on the foregoing, we are again requesting that the Company provide FMC with the following books and records:

(a)	all information and documents pertaining to the 120-Day Questions and any related communications between the Company and any representatives of the CHMP, including but not limited to (i) copies of the 120-Day Questions and any information received from the CHMP during the September 2011 meeting between the CHMP and the Company, (ii) any reports or advice provided to the Board or any committee thereof by consultants regarding the 120-Day Questions, and (iii) the minutes of Board meetings and meetings of any committee thereof to the extent such meetings reflect deliberations regarding the 120-Day Questions and any such related discussions;

(b)	all information and documents pertaining to any response by the Company to the 120-Day Questions and any related communications between the Company and any representatives of the CHMP, including but not limited to (i) copies of any response by the Company to the 120-Day Questions, (ii) any reports or advice provided to the Board or any committee thereof by consultants regarding the Company's response to the 120-Day Questions, and (iii) the minutes of Board meetings and meetings of any committee thereof to the extent such meetings reflect deliberations regarding any response to the 120-Day Questions and any such related discussions;

(c)	all information and documents pertaining to the LOI from the European Medicines Agency regarding the Qnexa Marketing Authorization Application for the European Union and any deliberations concerning the prospects for European Union approval of Qnexa, including but not limited to (i) any reports or advice provided to the Board or any committee thereof by consultants regarding the LOI or prospects for European Union approval, and (ii) the minutes of Board meetings and meetings of any committee thereof held between January 1, 2012 and June 30, 2012 to the extent such meetings reflect deliberations regarding the LOI or the prospects for European Union approval of Qnexa; and

(d)	all information and documents pertaining to the Company's response to the LOI, including but not limited to (i) copies of any response by the Company to the LOI, (ii) any reports or advice provided to the Board or any committee thereof by consultants regarding any response to the LOI, and (iii) the minutes of Board meetings and meetings of any committee thereof held between January 1, 2012 and June 30, 2012 to the extent such meetings reflect deliberations regarding any such response by the Company to the LOI.

II.	Books and records relating to potential marketing partnerships
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In its November 3, 2009 earnings call, representatives of the Company stated that the Company was discussing potential marketing partnerships with multiple parties and that such discussions were "going rapidly and going well". FMC believes that, in view of the Company's failure to partner with a large pharmaceutical company, the Company's statements that such discussions were "going rapidly and going well" were misleading and the Company may have failed to timely disclose that they were not going to enter into a marketing partnership with a large pharmaceutical company. In addition, FMC believes that the failure of the Company to enter into a marketing partnership with a large pharmaceutical company constitutes mismanagement, resulting from management's misguided desire to retain absolute control over its product, and a breach by the Board of its fiduciary duties, as entering into such a partnership would have been in the Company's stockholders' best interests. Accordingly, FMC made the demand listed below to uncover particularized facts with respect to the Company's possible violation of the securities laws by failing to make appropriate and timely disclosure, and with respect to whether the Board breached its fiduciary duties.

Based on the foregoing, we are again requesting that the Company provide FMC with the following books and records:

(a)	all information and documents pertaining to any deliberations concerning any potential commercial marketing partnership between the Company and any third party in connection with the launch, marketing and commercialization of Qsymia in the United States, including but not limited to (i) any reports or advice provided to the Board or any committee thereof by consultants, and (ii) minutes of any Board meetings and meetings of any committee thereof held between September 1, 2009 and March 31, 2010 at which any potential commercial marketing partnership was discussed.

III.	Books and records relating to the FDA Advisory Committee's recommendation against approval of Qnexa and stock sales by the Company's resigning directors

 On April 30, 2010, the Company publicly disclosed in a Current Report on Form 8-K that, on April 27, 2010, Graham Strachan ("Mr. Strachan") notified the Company that he would not be standing for re-election at the Company's 2010 annual meeting but would continue to serve as a director until such annual meeting. The 8-K further disclosed, however, that on April 30, 2010, Mr. Strachan and Virgil A. Place, M.D. ("Dr. Place") both notified the Company that they were resigning from the Board effectively immediately. Just 3 and 6 days prior to the meeting of the Endocrinologic and Metabolic Drugs Advisory Committee (the "Advisory Committee") of the U.S. Food and Drug Administration (the "FDA") regarding its recommendation as to FDA approval of Qnexa, Mr. Strachan sold 150,000 shares of the Company's common stock at a price of $11.52 per share and 35,000 shares at a price of $12.44 per share, respectively, constituting an aggregate of approximately 93.6% of his Company holdings (based on the total number of shares previously held, as disclosed in the Company's 2010 proxy statement). After the Advisory Committee's recommendation that the FDA not approve Qnexa was publicly disclosed on July 15, 2010, the price of Company common stock dropped to approximately $5.00 per share.

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FMC believes that the Board, Mr. Strachan and Dr. Place were each aware that the Advisory Committee was likely to recommend against FDA approval of Qnexa when Mr. Strachan and Dr. Place resigned, yet the Board failed to require that the resigning directors not trade in the Company's common stock until the Advisory Committee's decision was publicly disclosed and Mr. Strachan transacted the foregoing sales on the basis of material non-public information regarding the Company's prospects. Accordingly, FMC made the demands listed below to uncover particularized facts with respect to whether the sales by Mr. Strachan, and the Board's having permitted such sales, violated the securities laws and constituted a breach of fiduciary duty by the Board.

Based on the foregoing, we are again requesting that the Company provide FMC with the following books and records:

(a)

all information and documents pertaining to any deliberations concerning the July 15, 2010 review of the Company's New Drug Application for Qnexa by the Advisory Committee and any deliberations concerning the prospects for the Advisory Committee's recommendation of Qnexa, including but not limited to (i) any reports or advice provided to the Board or any committee thereof by consultants regarding the Advisory Committee's review or prospects for the Advisory Committee's recommendation of Qnexa, and (ii) the minutes of Board meetings and meetings of any committee thereof held between January 1, 2010 and July 15, 2010 to the extent such meetings reflect deliberations regarding the Advisory Committee's review or prospects for the Advisory Committee's recommendation of Qnexa;

(b)	all information and documents pertaining to any communications between the Company, including the senior executives of the Company or members of the Board, and the FDA and/or the Advisory Committee concerning the July 15, 2010 review of the Company's New Drug Application for Qnexa by the Advisory Committee and any such communications concerning the prospects for the Advisory Committee's recommendation of Qnexa, including but not limited to (i) any reports or advice provided to the Board or any committee thereof by consultants regarding any such communications with the FDA or the Advisory Committee or prospects for the Advisory Committee's recommendation of Qnexa, and (ii) the minutes of Board meetings and meetings of any committee thereof held between January 1, 2010 and July 15, 2010 to the extent such meetings reflect such communications with the FDA or Advisory Committee or prospects for the Advisory Committee's recommendation of Qnexa;

(c)	all information and documents pertaining to any deliberations concerning the resignations of Mr. Strachan and Dr. Place as members of the Board including but not limited to (i) copies of any letters of resignation in connection with the resignations of Mr. Strachan and Dr. Place, and (ii) the minutes of Board meetings and meetings of any committee thereof held between January 1, 2010 and July 15, 2010 at which such resignations were discussed;

(d)	all information and documents pertaining to any trades in the Company's common stock executed by Mr. Strachan or Dr. Place between April 30, 2010 and July 20, 2010 to the extent such information is not publicly available on EDGAR; and

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(e)	all information and documents pertaining to any deliberations of the Board or any committee thereof concerning any potential restrictions to be placed on trades effected in the Company's common stock by members of the Board and/or the Company's management and any deliberations or investigations conducted by the Board in connection with any trades in the Company's common stock executed by Mr. Strachan or Dr. Place between April 30, 2010 and July 20, 2010, including but not limited to (i) copies of any insider trading policies of the Company in effect from January 1, 2010 through the date hereof, (ii) any reports or advice provided to the Board or any committee thereof by consultants regarding insider trading restrictions and policies of the Company, and (iii) the minutes of Board meetings and meetings of any committee thereof held between April 30, 2010 and July 20, 2010, to the extent such meetings reflect deliberations regarding potential or adopted insider trading restrictions of the Company or trading activity by Mr. Strachan or Dr. Place.

IV.	Books and records relating to the Company's permitted indebtedness

 On March 26, 2013, the Company filed with the SEC a copy of the Purchase and Sale Agreement, dated March 25, 2013, between the Company and BioPharma Secured Investments III Holdings Cayman LP, in which the maximum amount of indebtedness the Company was permitted to incur thereunder was redacted. The maximum amount of indebtedness the Company is permitted to incur is material to stockholders because, in view of the Company's historical and expected future cash expenditures, the Company will be required to raise additional funds in the future. Investment decisions made by the Company's stockholders may be materially affected based on whether the Company will be able to raise cash through the incurrence of debt or if it must rely on the issuance of equity, which will be dilutive to the Company's current stockholders. Moreover, the amount of a company's permitted indebtedness is routinely made publicly available by other companies. Although the Securities and Exchange Commission granted the Company's application to keep such redacted information confidential, such determination was based on the Company's representation that the information qualifies as "confidential commercial or financial information" under the Freedom of Information Act. FMC does not believe that the Company's maximum amount of permitted indebtedness constitutes "confidential commercial or financial information". The purpose of the demand listed below is to uncover particularized facts with respect to whether the Company failed to disclose material information to its stockholders resulting in a breach of fiduciary duty, and to ascertain the Company’s condition.

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Based on the foregoing, we are again requesting that the Company provide FMC with the following books and records:

(a)	an un-redacted excerpt of the defined term "Permitted Indebtedness" as set forth in the Purchase and Sale Agreement, dated as of March 25, 2013, by and between VIVUS, Inc. and BioPharma Secured Investments III Holdings Cayman LP, filed by the Company with the Securities and Exchange Commission on March 26, 2013 as Exhibit 10.1 to the Current Report on Form 8-K.

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We have provided the above additional information with respect to FMC's requests not because we believe we are required to do so, but to evidence that FMC initially set out in the Demand a proper purpose supporting its right to inspect such books and records of the Company. Accordingly, we hereby renew the Demand. Please notify us promptly whether the Company will comply.

Very truly yours,

/s/ David E. Rosewater
David E. Rosewater

cc:	John L. Slebir, Esq.
Joseph E. Gilligan, Esq.
Jon Layman, Esq.
Neal K. Stearns
Marc Weingarten, Esq.